

November 16, 2011

<u>**Via E-Mail**</u>

Anthony Gaeta, Esq.
Gaeta & Eveson, P.A.
700 Spring Forest Road, Suite 335
Raleigh, NC 27609

> **Re:** **Crescent Financial Corporation**
> **Schedule 14D-9**
> **Filed November 8, 2011**
> **File No.: 5-78732**

Dear Mr. Gaeta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Item 4. The Solicitation or Recommendation, page 8

Reasons for the Recommendation, page 13

1. Please revise to describe how the last three bullet-points, Minority Position of Non-Tendering Shareholders, Risk related to Implementation of Piedmont's

Strategic Plan, and Dilution of Existing Shareholders, are supportive of the board's recommendation that shareholders accept the offer.

2. Please revise to quantify the dilution to current book value and ownership.

3. Please revise to describe how the bullet-point Access to Capital weighs against the Board's recommendation.

Forward-looking statements, page 26

4. We note your reference to the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please refrain from referring to the safe harbor provisions in any future press releases or other communications relating to this tender offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions